MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, BOSTON, MASSACHUSETTS 02199-7618

(617) 954-5000

            May 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 by MFS® Variable Insurance Trust

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of MFS Utilities Portfolio (“Utilities Portfolio”), a series of MFS Variable Insurance Trust II, with MFS Utilities Series (“Utilities Series”), a series of MFS Variable Insurance Trust, pursuant to which Utilities Series will acquire all of the assets and liabilities of the Utilities Portfolio (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy card which are proposed to be used by the Utilities Portfolio in connection with the Utilities Portfolio’s Special Meeting of Shareholders expected to be held on July 31, 2014. It is intended that definitive proxy materials be mailed to shareholders of the Utilities Portfolio in mid-June, 2014.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-4340 or Susan Newton at (617) 954-5182.

            Very truly yours,

            SUSAN A. PEREIRA

            Susan A. Pereira

            Vice President & Senior Counsel

SAP

Enclosures